Exhibit 99.2

Company announcement

TORM plc delivers best quarterly result on record
In the third quarter of 2022, TORM achieved TCE rates of USD/day 44,376 (2021, same period: USD/day 12,854) with an EBITDA of USD 262m and a profit before tax of USD 217m.
“Thanks to a strong market, TORM achieved the best quarterly results on record during the third quarter of 2022,” says Executive Director Jacob Meldgaard, and continues “The healthy cash generation will enable us to distribute [USD 119m] in dividends to our shareholders; the highest ordinary distribution in TORM’s history”.
Please see attached Q3 2022 report.
Conference call and webcast
TORM’s conference call on the Q3 2022 results will be held on Thursday, 10 November 2022 at 09:00 am Eastern Time / 03:00 pm Central European Time.
TORM’s results will be presented on both a live webcast via TORM’s website and a conference call. For participation in the call, please dial +45 3271 4988 (or +1 (760) 294 1674 for US connections) at least ten minutes prior to the start to ensure connection. The operator will guide you to the conference room.
The presentation can be downloaded from www.torm.com/investors thirty minutes prior to the event.
Contact
Jacob Meldgaard, Executive Director
tel.: +45 3917 9200
Kim Balle, Chief Financial Officer
tel.: +45 3917 9200
Andreas Abildgaard-Hein, IR
tel.: +45 3917 9339
About TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.
Safe harbor statements as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.
Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.  However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM |COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 29 10 NOVEMBER 2022	PAGE 1 /1